Filed Pursuant to Rule 433

Registration Statement No. 333-180674

ISSUER FREE WRITING PROSPECTUS

Star Bulk Carriers Corp.

7,000,000 Common Shares

Pricing Term Sheet – October 2, 2013

Issuer:	Star Bulk Carriers Corp.

Symbol:	Nasdaq:SBLK

Issuer’s common shares to be offered:	7,000,000[1]

Underwriters’ purchase option:	1,050,000

Price to public:	$8.80

Gross proceeds:	Approximately $61,600,000 to the Issuer, if underwriters’ purchase option is not exercised, or approximately $70,840,000, if underwriters’ purchase option is exercised in full

Proceeds, net of underwriting discounts and estimated offering expenses:	Approximately $59,168,600 to the Issuer, if underwriters’ purchase option is not exercised, or approximately $67,969,700, if underwriters’ purchase option is exercised in full

Trade Date:	October 2, 2013

Closing Date:	October 7, 2013

Underwriting:	Sole Book-Running Manager Morgan Stanley & Co. LLC Co-Managers Evercore Group L.L.C. Global Hunter Securities, LLC Stifel, Nicolaus & Company Pareto Securities AS

(1)	Certain major shareholders of the Issuer have indicated that they will purchase approximately 4,544,000 common shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and all supplements thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Delivery Department or by email at prospectus@morganstanley.com.